EXHIBIT 21

SUBSIDIARIES OF WMS INDUSTRIES INC.

The following is a list of all direct and indirect subsidiaries of the Company and their jurisdictions of incorporation as of June 30, 2006. The name of each indirect subsidiary is indented under the name of its parent company.

Subsidiary	Jurisdiction of Incorporation/Formation
WMS Gaming Inc.	Delaware
WMS Gaming (Canada) Ltd.	New Brunswick, Canada
WMS Gaming International, S.L.	Spain
WMS Gaming Australia PTY Ltd.	Australia
WMS Gaming Africa (Pty) Ltd.	South Africa
WMS Gaming (UK) Limited	United Kingdom
WMS Gaming Slovakia, s.r.o.	Slovakia
Lenc-Smith Inc.	Delaware
Williams Electronics Games, Inc.	Delaware
WMS Finance Inc.	Delaware
WMS International (Netherlands) Inc.	Delaware